Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended November 30, 2020 of GoldMining Inc. of our report dated March 1, 2021, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

March 1, 2021